SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ST. BERNARD SOFTWARE, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

799719208

(CUSIP Number)

_________________________

St. Bernard Software, Inc.

15015 Avenue of Science

San Diego, California 92128

(Name, Address and Telephone Number

of Person Authorized to Receive

Notices and Communications)

JULY 26, 2006

(Date of Event which Requires Filing of this Statement)If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--l(e), (f) or (g), check the following box .

CUSIP No. 799719208

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
William J. Del Biaggio III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See instructions)
PF

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	778,901

	8.	Shared Voting Power

	9.	Sole Dispositive Power	778,901

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
778,901

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row 11
15.24%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of St. Bernard Software, Inc. (formerly known as Sand Hill IT Security Acquisition Corp.), a Delaware corporation (the “Company”). The Company’s principal executive office is located at 15015 Avenue of Science, San Diego, California 92128.

Item 2. Identity and Background

The filing person is Boots Del Biaggio, whose principal business address is 3000 Sand Hill Road, Suite 240, Menlo Park, California 94025. Mr. Del Biaggio is a United States citizen and a private investor. During the last five years, Mr. Del Biaggio has not been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Del Biaggio’s acquisition of the common stock of the Company for his own benefit was made with his personal funds. Mr. Del Biaggio’s total acquisition of shares of common stock of the Company consisted of 778,901 shares of common stock for an aggregate purchase price of $4,221,645. All such shares were purchased in the open market.

Item 4. Purpose of the Transaction

Mr. Del Biaggio acquired the shares of common stock covered by this Statement on Schedule 13D for investment purposes. Mr. Del Biaggio does not have any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Number and Percentage of Securities Owned:

As of the date hereof, Mr. Del Biaggio owns 778,901 shares of common stock representing 15.24% of the Company's outstanding common stock, based on 5,110,000 shares of common stock outstanding, as reported in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006.

(b)	Type of Ownership:

Mr. Del Biaggio has the sole power to vote or to direct the vote or to dispose or direct the disposition of the 778,901 shares of common stock.

(c)	Securities Transactions:

Other than the transaction described in Item 3 above, there have been no transactions by Mr. Del Biaggio in the Company’s securities in the past 60 days.

(d)	Right to Receive Dividends:

Mr. Del Biaggio holds all rights associated with his shares of Company common stock, including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2006	/s/ William J. Del Biaggio III

William J. Del Biaggio III